Mail Stop 3561

September 18, 2008

<u>By U.S. Mail</u>

Mr. Michael Forster
Chief Executive Officer
Power-Save Energy Co
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re: Power-Save Energy Co**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-30215**

Dear Mr. Forster:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief